UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 22, 2009

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release   **ANGLOGOLD ASHANTI LIMITED AND RANDGOLD RESOURCES JOINTLY ACQUIRE A FURTHER 20% OF THE KIBALI GOLD PROJECT INCREASING THEIR INTEREST TO 90%**



AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485 \ NYSE symbol: AU \ JSE share code: ANG

Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

news release

22 December 2009

ANGLOGOLD ASHANTI LIMITED AND RANDGOLD RESOURCES JOINTLY ACQUIRE A FURTHER 20% OF THE MOTO GOLD PROJECT INCREASING THEIR INTEREST TO 90%

Further to the announcement of 31 October 2009, AngloGold Ashanti Limited (JSE: ANG) ("AngloGold Ashanti" or the "Company") is pleased to announce the completion of the transaction whereby, together with Randgold Resources Limited ("Randgold"), it has acquired an additional 20% stake in the Kibali gold project ("Kibali", formerly Moto gold project) for an aggregate consideration of approximately US$113.6 million from L'Office des Mines d'Or de Kilo-Moto ("OKIMO"). Consequently, following the completion of this transaction and the acquisition by AngloGold Ashanti and Randgold of joint interests in Moto Goldmines Limited as completed on 15 October 2009, AngloGold Ashanti and Randgold now own an equal share in a 90% interest in Kibali with OKIMO retaining the remaining 10% interest, thereby maintaining the continued interest of the Government of the Democratic Republic of the Congo.

Financial Advisors to AngloGold Ashanti
CIBC
HSBC
Legal Advisors to AngloGold Ashanti
Fasken Martineau DuMoulin LLP
Shearman & Sterling LLP
JSE Sponsor
UBS

ENDS

Contacts

	Tel:	**Mobile:**	**E-mail:**
Joanne Jones (Media)	+27 (0) 11 637 6813	+27 (0) 82 896 0306	jjones@AngloGoldAshanti.com
Sicelo Ntuli (Investors)	+27 (0) 11 637-6339	+27 (0) 71 608 0991	sntuli@anglogoldashanti.com
Stewart Bailey (Investors)	+1 212 836 4303	+1 646 338 4337	sbailey@anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: December 22, 2009

By: /s/ L Eatwell
Name: L EATWELL
Title: Company Secretary